CURVATURE SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2015

NET CAPITAL:

Total members' equity qualified for net capital	$	932,825
Deduction for non-allowable assets:		
Prepaid expenses		46,626
Deposits		1,530
Total non-allowable assets		48,156
Net capital before haircuts		884,669
Less haircuts		2,499
Net capital		882,170
Minimum net capital required		100,000
Excess net capital	$	782,170
Aggregate indebtedness	$	38,409
Ratio of aggregate indebtedness to net capital		4.35%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2015

There is no significant difference between net capital reported in Part IIA of Form X-17A-5 as of December 31, 2015 and net capital as reported above.